

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 23, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079 of ALGONQUIN POWER & UTILITIES CORP. under the Exchange Act of 1934.

Sincerely,